Exhibit 97

ZEVIA PBC CLAWBACK POLICY

(dated October 2, 2023)

I.
STATEMENT OF POLICY

The Board of Directors (the “Board”) of Zevia PBC (the “Company") believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this Zevia PBC Clawback Policy (this “Policy”), which provides for the recoupment of Incentive-Based Compensation (as defined below) in the event of a Restatement (as defined below).

II.
TERMS OF RECOUPMENT
A.
Covered Executives. This Policy applies to any “executive officer” of the Company as defined under Rule 10D-1 (the “Covered Executives”).
B.
Accounting Restatement. In the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) (a “Restatement”), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.
C.
Incentive-Based Compensation. For purposes of this Policy, “Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total stockholder return. Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
D.
Recovery Period. For purposes of this Policy, “Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.
E.
Recoupment. If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total stockholder return, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total stockholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation. The Company will maintain documentation of all determinations and actions taken in complying with this Policy. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.
F.
Method of Recoupment. The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the New York Stock Exchange listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

III.
NO INDEMNIFICATION

The Company shall not indemnify any Covered Executives against the loss of any Incentive-Based Compensation recouped under this Policy, including by paying or reimbursing the Covered Executives for premiums for any insurance policy covering any potential losses.

IV.
ADMINISTRATION; INTERPRETATION

This Policy is administered by the Compensation Committee of the Board (the “Committee”), subject to ratification by the independent members of the Board with respect to application of this Policy to the Company’s Chief Executive Officer. This Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exception set forth in, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy consistent with Rule 10D-1. Subject to ratification by the independent members of the Board with respect to the application of this Policy to the Company’s Chief Executive Officer, any determinations made by the Committee will be made in its sole discretion and are final, conclusive and binding on all affected individuals and need not be uniform with respect to all Covered Executives.

No recovery of compensation under this Policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Covered Executive and the Company.

Headings are given to the sections and subsections of this Policy solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of this Policy or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by this Policy.

V.
EFFECTIVE DATE

This Policy shall be effective as of October 2, 2023 (the "Effective Date") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after the Effective Date. As of the Effective Date, this Policy shall supersede and replace that certain Zevia PBC Clawback Policy dated as of October 6, 2022 (the “Prior Policy”). Notwithstanding the foregoing, this Policy shall not affect any remedies or rights of recoupment that may become available to the Company under the Prior Policy with respect to any incentive compensation (or any portion thereof) that (i) was made, granted or Received prior to the Effective Date and (ii) is not recoverable under this Policy.

VI.
AMENDMENT

Upon the recommendation of the Committee, the Board may amend or replace this Policy from time to time in its discretion.

VII.
OTHER RECOUPMENT RIGHTS

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company, including disciplinary action up to and including termination and institution of civil or criminal proceedings; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. Any right of recoupment under this Policy is in addition to, and is not in lieu of, any actions imposed by law enforcement agencies, regulators, or other authorities. Notwithstanding the generality of the foregoing, to the extent that the requirements under the provisions of Section 304 of the Sarbanes-Oxley Act of 2002 are broader than the provisions in this Policy, the provisions of such law will apply to the Company’s Chief Executive Officer and Chief Financial Officer.

VIII.
IMPRACTICABILITY

The Company shall recover Incentive-Based Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1.

IX.
SUCCESSORS

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.